# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PFS Bancorp, Inc., CIK 0001967656
CUSIP: 69380A102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1730 FOURTH STREET, PERU, Illinois (IL), 61354
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002151450

## Reporting persons
- WhiteRock Wealth Design LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Arkansas (AR); sole voting power 0; shared voting power 0; sole dispositive power 138,972; shared dispositive power 0; aggregate amount beneficially owned 138,972 (9% of the class)

## Item 1. Issuer
Name of issuer: PFS Bancorp, Inc.
Address of issuer's principal executive offices:
1730 FOURTH STREET, PERU, ILLINOIS
61354

## Item 2. Person Filing
Name of person filing: WhiteRock Wealth Design LLC
Address of principal business office or, if none, residence:
4426 N WATERSIDE CT 110
FAYETTEVILLE, Arkansas
72703
Citizenship: WhiteRock Wealth Design LLC - ARKANSAS

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 138,972
Percent of class: 9
Sole power to vote or to direct the vote: WhiteRock Wealth Design LLC - 0
Shared power to vote or to direct the vote: WhiteRock Wealth Design LLC - 0
Sole power to dispose or to direct the disposition: WhiteRock Wealth Design LLC - 138,972
Shared power to dispose or to direct the disposition: WhiteRock Wealth Design LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- WhiteRock Wealth Design LLC: Jeffrey Meekins, Financial Advisor (08/27/2026)